Exhibit 17.2

March 26, 2026

Board of Directors

Nuwellis, Inc.

c/o Neil Ayotte General Counsel and Secretary & John Erb, Chief Executive Officer and Chairman of the Board

Re: Resignation from Board of Directors — Effective Immediately

Dear Members of the Board:

I, Katharyn Field, hereby resign from the Board of Directors of Nuwellis, Inc., effective immediately. I do not take this step lightly. I accepted this role expecting to discharge my fiduciary duties through a constructive process. Instead I encountered a sustained pattern of obstruction, exclusion, hostility, and reprisal that made it impossible to serve as an independent director in anything other than name.

What follows is a factual record of the Company’s conduct. I set it out in full because the investing public, the auditors, and the regulators are entitled to understand exactly why an independent director concluded that continued service would lend a false appearance of governance to a Board that does not practice it.

Circumvention of Banking Relationship and Transactions Lacking Oversight

I learned weeks after the fact that an Executive Committee was created on January 21, 2026—the very same day I was appointed to the Board. That committee of three members held a special meeting on January 29, 2026, and approved the Ladenburg private placement, among other items, in a transaction I was never consulted on and never approved. A brief call with another board member yielded nothing beyond a vague reference to a “duly convened subcommittee.”

Following the private placement which I learned about only via newswire, I pressed Mr. Ayotte for a week: What committee? What minutes? After all, I had joined the Board and repeatedly requested meetings, yet had not been invited to a single one. Allegedly this executive committee had been formed the same day as my appointment and met without notice to me or Mike Grasso to approve a highly dilutive financing, the “PIPE” transaction. The timing is not coincidental. Two independent directors were seated and, on the same day, a committee was created to ensure neither director would vote on material transactions before the Company.

I also note that this transaction was completed in direct circumvention of the Company’s exclusive engagement with EF Hutton—a breach that subsequently incited litigation against the Company. At no time did the entire Board discuss EF Hutton exclusivity or seek a waiver. I reiterate: I had no knowledge of this transaction prior to its public filing, I did not approve it, and was deprived of any opportunity to question or vote on it.

Rendiatech Acquisition Review

I was appointed to the Nuwellis Board on January 21, 2026. I completed every onboarding step immediately: Director Invitation Letter and Indemnity Agreement (January 21), biography for the 8-K (January 22), Form ID and Power of Attorney (January 23), and S-1 signature the same day it was requested (January 26). I sent an introductory email to the Board on January 22 and requested a substantive meeting to discuss the pending Rendiatech acquisition.

That meeting never occurred. On January 27, Mr. Erb finally provided some information on Rendiatech—only to reveal that the deal had grown in size substantially since it was first announced. A meeting to review the acquisition was scheduled for January 28, rescheduled at Mr. Erb’s request, and then canceled outright on January 29 with no notice or explanation. The acquisition proceeded without any meaningful independent director involvement.

CFO Appointment Without Board Deliberation

On January 29 Mr. Erb emailed the Board to announce a new CFO had been hired and requested written consent. I asked multiple questions about the hiring process and whether the Board had considered more cost-effective alternatives. I was shut down. On the same day, the PIPE transaction, CFO appointment, and acquisition were announced publicly—all without meaningful Board input. These were not administrative matters; they were among the most consequential decisions a Board can and should make, and independent directors were excluded.

Denial of Information

Throughout my tenure, requests for basic information were met with delay, obstruction, or silence:

●	On February 4, I was surprised Mr. Ayotte reached out requesting a power of attorney to be completed after being led to believe Hongiman handled the Form 3 filing as part of onboarding.
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I tried in the following week to complete my Form 3 filing multiple times but the form would not process. On February 11, it came to light that my EDGAR credentials (specifically the CCC code) had been changed. Sullivan & Worcester spent hours with me rectifying in order to submit Form 3.

●	On February 5, Mr. Ayotte begrudgingly provided only minimal documents I requested for company diligence while stating this was “not the most efficient use of his time.”
●	D&O insurance documents were requested repeatedly; Mr. Ayotte finally provided them on February 16.
●	On February 11, I emailed Mr. Ayotte requesting an introduction to the auditors, information on submitting invoices, and a 1099. No response.

●	On March 11 it was further discovered that Mr. Ayotte and Mr. Adam Garvey are the only and remain the only administrators of my Edgar Next account, hindering other companies’ filings.

These were not isolated administrative lapses. They were calculated to prevent an independent director from performing the most basic functions of the role.

Ignored Litigation Risk and Governance Lapses

On January 30, the Board was notified of threatened litigation by EF Hutton alleging contract breaches stemming from the Ladenburg private placement. I sent a note to the Board summarizing my concerns including the unauthorized financing, breach of exclusivity, governance failures, that D&O carrier must be placed on notice, and requesting Company records. No one responded except Mika Grasso. On January 31, I notified Honigman of potential malpractice since the PIPE transaction led to threatened litigation. No response. On February 3, Mr. Ayotte forwarded shareholder correspondence which also threatened litigation due to the PIPE transaction. On the same day, Mr. Ayotte blind-copied me on a company-wide email regarding preservation of records in anticipation of litigation—an extraordinary step that underscored the gravity of the situation, yet the Board took no collective action.

I called two Special Board Meetings on February 4 and 5 to address these corporate governance failures and material matters. Only Mika Grasso, counsel to the independent directors, and I attended. The remaining directors refused to participate in oversight of their own Company.

Defamation by the Chairman and CEO

During a call with principals and counsel on February 9, Mr. Erb falsely accused me of having a “relationship” with a potential investor—a baseless, slanderous statement made in the presence of counsel that was plainly intended to discredit me and deflect attention from the governance failures I had raised.

Removal from Committees and Exclusion from Meetings

On February 24, the first and one of the only Board meetings I was invited to and for which no agenda or prereads had been provided in advance, Mika Grasso and I were voted off all committees and replaced by two additional directors. The Board was reconstituted to exclude the independent voices that had been asking inconvenient questions. This was not governance; it was retaliation.

The pattern continued with the scheduling of the March 27 Board meeting. On March 18, I communicated that I had preexisting medical appointments all morning and could attend in the afternoon. On March 24, I received notice the meeting was set for 10:00 a.m.—a time chosen to prevent my attendance.

Auditor Discussion and Financial Reporting

In February I tried to report my concerns to the Company’s auditor. On March 2 the auditors responded. During the March 3 call with Baker Tilly, Mika Grasso and I expressed concerns regarding the Company’s governance, controls, and fiduciary responsibilities. The auditor further responded on March 4 that, “corporate governance is relevant to our audit because it represents a component of the control environment and entity-level controls” and that our concerns had been evaluated in the context of their audit procedures, risk assessment, and communications with the audit committee. This was a validation of the seriousness of the issues raised.

On March 10, I received an updated draft 10-K. The initial draft provided a week prior had included a remark that my own appointment may be at odds with NASDAQ listing rules. Mr. Ayotte disclaimed any knowledge and stated, “I think it may have been an overzealous outside lawyer.” Subsequent extensive comments on the updated version were brushed off with little engagement. On March 10, Mr. Ayotte and Mr. Erb urged me to sign a written consent approving the financial statements. I refused, citing my continued concerns with the Company’s financial statements and consistent poor performance across every reasonable metric of value. A Board cannot responsibly oversee its disclosure obligations when substantive independent director comments are not meaningfully considered.

Reprisal/ Retaliation

On March 26 Mr. Erb emailed to inform me that I will not be renominated to the Board. The message was unmistakable: the price for attempting to fulfill one’s fiduciary duties at Nuwellis is removal.

I joined this Board to contribute constructively toward enhancing stockholder value and to help the Company navigate serious issues. I was met instead with a governance apparatus designed to insulate management from accountability: information withheld, meetings canceled, committees stripped, concerns ignored, character attacked, and ultimately, a seat revoked.

I do not lend my name and professional reputation to a Board that operates in this manner. My resignation is based on serious and well-documented concerns regarding the Company’s governance, its treatment of independent directors, and the integrity of its filings. Throughout my tenure, I made every effort to fulfill my obligations conscientiously and in good faith but was prevented at every step from doing so.

Please provide this letter to the full Board and maintain it with the Company’s corporate records. Take all steps necessary to promptly disclose my resignation and the reasons in the Company’s filings and public records, including but not limited to on Form 8-K, as required by applicable SEC rules and regulations. I expect strict compliance with Item 5.02 of Form 8-K and all related disclosure obligations.

Sincerely,
/s/Katharyn Field
Katharyn Field